GENTOR RESOURCES INC.

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario, M5X 1E3

Canada

FORM OF PROXY SOLICITED BY THE

MANAGEMENT OF GENTOR RESOURCES INC.

FOR USE AT THE SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD ON MAY 23, 2014

The undersigned shareholder(s) of GENTOR RESOURCES INC. (the "Company") hereby appoint(s) in respect of all of his or her shares of the Company, Donat K. Madilo, Chief Financial Officer of the Company, or failing him, Geoffrey G. Farr, Corporate Secretary of the Company, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the special meeting (the "Meeting") of shareholders of the Company to be held on the 23rd day of May, 2014, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1.	VOTE FOR ☐ AGAINST ☐ the resolution authorizing and approving the sale by the Company of all of the Company’s properties in Oman, as described in the Company’s management information circular dated April 24, 2014.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the                                  day of                               , 2014.

Signature of Shareholder(s)

Print Name

(see notes on the back of this page)

NOTES:

(1)	The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed. The proxy ceases to be valid one year from its date.

(2)	Where a choice with respect to the matter to be acted upon at the Meeting has been specified in the form of proxy, the shares represented by the form of proxy will be voted or withheld from voting in accordance with the specifications so made. The shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3)	A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE COMPANY C/O TMX EQUITY TRANSFER SERVICES, SUITE 300, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 21ST DAY OF MAY, 2014, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

(4)	IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR THE MATTER IDENTIFIED IN THE PROXY.

(5)	If your address as shown is incorrect, please give your correct address when returning the proxy.